SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for August 12, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-117485
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 12, 2004.

GS MORTGAGE SECURITIES CORP.

By: Howard Altarescu

Name: Howard Altarescu
Title: Treasurer

115991 GSR 2004-10F
Form SE

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THIS PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET IS BEING FILED IN PAPER.

PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-10F, Series 2004-10F

August 9, 2004

Preliminary Structural and Collateral Term Sheet

$596,861,000 (Approximate) of Senior Certificates
GSR Mortgage Loan Trust 2004-10F
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-10F

Features of the Transaction

- The offering consists of senior certificates and one PO certificate, totaling approximately $596,861,000, expected to be rated AAA by 2 of: S&P, Moody's, or Fitch. The four tracks of 30 year residential mortgage-backed certificates are expected to be approximately:
  $142,606,000 of 5.00% coupons (Track 6)
  $193,825,000 of 5.50% coupons (Track 7)
  $220,963,000 of 6.00% coupons (Track 8)
  $39,061,000 of 8.00% coupons (Track 9)
- The overall expected amount of credit support for the 30 year senior certificates is 2.75% +/- 0.50% for the Mortgage Loans in the form of subordination with a shifting interest structure and a five-year prepayment lockout.
- Collateral consists primarily of conventional fixed rate 30 year mortgage loans secured by first liens on one-to-four family residential properties, serviced by Cendant Mortgage Corporation, Chase Manhattan Mortgage Corporation, CitiMortgage, Inc., Countrywide Home Loans Servicing LP, First Horizon Home Loans Servicing LP, IndyMac Bank, F.S.B., National City Mortgage Co., Washington Mutual, FA, and Wells Fargo Home Mortgage, Inc with Chase Manhattan Mortgage Corporation as the Master Servicer.
- The complete offering is expected to also include senior certificates backed by 15 year collateral (Tracks 1 – 5). The IO and PO certificates are expected to be crossed with both the 15 and 30 year collateral.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	August 26, 2004
Cut-off Date:	August 1, 2004
First Distribution Date:	September 27, 2004
Distribution Date:	25th or NBD of each month

Key Terms

Issuer: GSR Mortgage Loan Trust 2004-10F
Underwriter: Goldman, Sachs & Co.
Originators: ABN AMRO Mortgage Group, Inc., Cendant Mortgage Corporation, Chase Manhattan Mortgage Corporation, CitiMortgage, Inc., Countrywide Home Loans, Inc., GE Mortgage Services, LLC, and IndyMac Bank F.S.B.
Servicers: Cendant Mortgage Corporation (CE), Chase Manhattan Mortgage Corporation (CH), CitiMortgage, Inc. (CM), Countrywide Home Loans Servicing LP (CW), First Horizon Home Loans Servicing LP (FH), IndyMac Bank, F.S.B. (IM), National City Mortgage Co. (NC), Washington Mutual, FA (WM), and Wells Fargo Home Mortgage, Inc (WF)
Master Servicer: Chase Manhattan Mortgage Corporation
Trustee: Wachovia Bank, National Association
Securities Administrator: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of at least one-half the servicing fee for such Distribution Date
Legal Investment: The senior certificates are expected to be SMMEA eligible at settlement
Interest Accrual: Prior calendar month for fixed rate bonds and 25th to 24th for floating rate bonds
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates
Expected Subordination: 2.75% +/- 0.50%
Expected Rating Agencies: 2 of: S&P, Moody's, or Fitch
Minimum Denomination: Senior certificates - $25,000
Delivery: Senior certificates - DTC

Preliminary Collateral Information[1]	Track 6	Track 7	Track 8	Track 9	30 Yr Total
Total Outstanding Principal Balance:	$147,056,000	$199,306,000	$227,211,000	$40,166,000	$613,739,000
Number of Mortgage Loans[2]:	635	672	599	454	1,272
Average Current Principal Balance of the Mortgage Loans (000's)[3]:	$504	$504	$465	$435	$483
Weighted Average Annual Mortgage Interest Rate:	5.39%	5.59%	6.47%	7.02%	5.96%
Expected Administrative Fees (Including Servicing and Trustee Fees):	0.21%	0.21%	0.25%	0.25%	0.23%
Weighted Average Amortized Term To Maturity (Months):	356	356	347	305	349
Weighted Average Seasoning (Months):	3	3	11	48	9
Weighted Average Current Loan-To-Value Ratio:	66%	66%	72%	70%	69%
Owner Occupied:	95%	96%	98%	97%	97%
Single Family and PUD:	96%	95%	93%	95%	95%
Current FICO:	740	737	740	724	738
California Concentration:	40%	42%	50%	40%	45%
Servicers[4]:	CW: 64% IM: 22% CE: 14%	CW: 68% CE: 25% IM: 19%	CW: 88% CM: 4% WM: 3% FH: 3% NC: 2% CE: 1% CH: less than 1%	CW: 48% WM: 19% CM: 12% FH: 11% WF: 1% Others: less than 1%	CW: 69% CE: 12% IM: 12% WM: 2% CM: 2% FH: 2% Others: 1%

[1] The final collateral will be a subset of the mortgage loans used to determine the information under the Collateral Description.
[2] This represents the number of mortgage loans contributing all or part of their cash flow to the respective track. The total number of mortgage loans is 1,272 and the total principal balance is approximately $613,739,000
[3] This represents the average original principal balance of mortgage loans contributing all or part of their cash flow to the respective track.
[4] Totals may not sum to 100% due to rounding.